SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Net Income of R$305 million in 1Q11

 HIGHLIGHTS:

▶  Braskem recorded consolidated net revenue of R$7.4 billion in the first quarter, a growth of 6%  from 4Q10  and 12%  from 1Q10.

▶  Crackers in the South and Southeast Complexes operated at capacity utilization rates above 90% in 1Q11, led by the South  Complex, which operated at an average utilization rate of 96%.

▶  Synergies from the acquisition of Quattor amounted to R$75 million in 1Q11. In 2011, Braskem expects to capture synergies estimated at R$377 million on an annual and recurring basis.

▶  The net debt/EBITDA 1  ratio maintained its downward path to reach 2.37x, declining 2% from 4Q10 and 24%  from 1Q10.

▶  At the end of 1Q11, the risk rating agencies Standard & Poor’s (S&P) and Moody’s upgraded Braskem’s rating to “BBB-” and “Baa3”, respectively, which corresponds to investment grade. The main factors cited in the upgrade were the efficient management of capital, the positive outlook for the industry and the acceleration in the capture of synergy gains, given the final approval of the Quattor acquisition.

▶  In early April, Braskem announced the issue of US$750 million in bonds maturing in April 2021 with a yield of 6.00% p.a. and a coupon of 5.75% p.a., which is the lowest rate ever obtained by the Company. The proceeds from the issue were used to pre-pay short and medium-term debt, aligned with the Company’s strategy to restructure its debt profile.

▶  The Annual Shareholders’ Meeting held on April 29, 2011 approved the distribution of R$666 million in  dividends, which corresponds to 40% of adjusted net income in fiscal year 2010. The payment of around R$0.83 per common and class A preferred shares and around R$0.60 per class B preferred share was made as of May 10.

1 EBITDA may be defined as earnings before the net financial result, income and social contribution taxes, depreciation, amortization and revenues/expenses from the sale or impairment of intangible/fixed assets. EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note, however, that EBITDA is not a measure established in accordance with the IFRS accounting standards, and may be defined and calculated differently by other companies.

Note: Pursuant to Federal Law 11,638/07, the results presented herein reflect the adoption of International Financial Reporting Standards (IFRS). In addition, unless stated otherwise, Braskem’s consolidated results reflect, for all periods stated, the pro-forma consolidation of 100% of the results of Quattor Participações and Sunoco Chemicals, which were acquired in April 2010.

Braskem’s consolidated financial statements were affected by the deconsolidation of Cetrel and the inclusion of the proportional investment in the subsidiary jointly with Refinaria de Petróleo Rio-Grandense (RPR).

EXECUTIVE SUMMARY:

The Brazilian economy should grow at an annualized rate of around 4% in the first quarter of 2011, fueled by the strong labor market, the high level of consumer confidence and continued recovery in the industrial sector.

The continued economic expansion in emerging countries supported the continued optimism for world economic growth. The Chinese economy once again surpassed estimates by recording annualized growth of 9.7% in the first quarter. On the other hand, geopolitical tensions in North Africa and the Middle East, the uncertainty on the sustainability of the recovery in the U.S. economy, the fiscal crisis in Euro Zone countries and the earthquake that hit Japan continue to represent critical factors.

Meanwhile, the petrochemical industry was marked by continued price increases. The main factors were: (i) the appreciation in naphtha prices, following oil prices; (ii) the recovery in demand from Asia and the recovery in U.S. and European markets; (iii) the limited supply, mainly due to the unscheduled maintenance shutdowns (Asia, USA and Europe) and the continued operational problems in the Middle East; (iv) the depreciation in the U.S. dollar against currencies worldwide. The prices of resins 2, basic petrochemicals 3 and naphtha 4 increased by 7%, 18% and 14% from the prior quarter, respectively.

Braskem recorded EBITDA of R$919 million in 1Q11. EBITDA margin excluding naphtha/condensate/oil resales was 14.1%. The higher sales prices partially offset the lower sales volume, higher raw material prices and the Real appreciation. In addition to the slowdown that is typical during this time of year, sales were adversely affect by the power blackout that occurred on February 4 in all states in Brazil's Northeast, which led to unscheduled shutdown at the Company’s plants in the region. We estimate this led to a negative impact of approximately R$230 million on the results. Crackers’ average operating rate has already improved and exceeds 80% after the power blackout.

The reduction and restructuring of the Company’s debt, combined with the better operational efficiency at Quattor and the improvement in cash generation capacity, led the credit rating agencies Moody’s and S&P to upgrade their ratings for Braskem to investment grade in March.

In 1Q11, net debt maintained its downward trend to reach R$9.6 billion. The combination of EBITDA stability in the LTM (last 12 months) (R$4.1 billion) and the reduction in net debt led to a decrease in financial leverage, as measured by the ratio of net debt to EBITDA LTM, from 2.43x in 4Q10 to 2.37x in 1Q11, in line with Braskem’s objective of keeping its leverage around 2.5x and an investment grade credit rating. In relation to 1Q10, when the Company registered leverage of 3.12x, net debt declined by 24%.

The synergies from the acquisition of the Quattor assets captured in 1Q11 amounted to R$75 million. The main gains were on the industrial and logistics fronts, mainly due to (i) the improvement in operational efficiency, with optimization of the production of cracker products, such as gasoline and butadiene; (ii) the renegotiation of contracts; and (iii) the reduction of expenses with storage.

Net income in the period was R$305 million, which was positively impacted by the financial result in the quarter.

2 PE, PP and PVC (base Asia and USA)

3 Ethylene and propylene (base Europe)

4 Naphtha ARA

PERFORMANCE:

▶  EBITDA

Braskem’s consolidated EBITDA in 1Q11 was R$919 million, down 14% from the prior quarter. The high prices of resins and basic petrochemicals in Brazilian real partially offset the lower sales volume, higher raw material prices and local-currency appreciation. In U.S. dollar, EBITDA in 1Q11 was US$551 million, down 13% from 4Q10. 1Q11 EBITDA margin excluding naphtha/condensate/oil resales was 14.1%, down 2.8 p.p. from 4Q10, reflecting the narrowing of the resin-naphtha spread.

This lower sales volume is explained mainly by the power blackout that affected production at the industrial assets located in the states of Bahia and Alagoas. It’s important to note that this is not an event derived from a structural problem in the power supply but rather from a unique power failure which happened in February, the only one of its kind since the complex is operating. Production suffered the impact from a drop in ethylene production of approximately 90 ktons, which also affected second-generation production. The Company estimates that the physical losses and impacts from the blackout reduced the results for the first quarter of this year by approximately R$230 million. Braskem is considering to ask the insurance company for loss of profit deriving from this event.

Note: a reconciliation of Net Income and EBITDA is available in Exhibit III.

EBITDA (Million of R$)	1Q11	1Q10

Basic Petrochemicals	614	643
Polyolefins	315	167
Vinyls	16	38
International Business	62	66
Others*	(87)	(32)

* Others: includes adjustments from transfers between business units, RPR and distribution.

In relation to 1Q10, EBITDA increased by 1%, reflecting the higher prices for resins and basic petrochemicals, which were partially offset by the Real appreciation and the higher raw material costs. In USD, EBITDA grew by 9%.

Operational, economic and financial factors impacting EBITDA performance:

Impacted by the seasonally lower demand at the start of the year, Brazil's thermoplastic resin market 5 contracted by 9% from 4Q10 to 1,165 kton; but  it was in line with 1Q10 demand. Braskem’s sales volume in 1Q11 was 763 ktons, down 13%, reflecting seasonality and the limited resin supply due to the low inventory levels and the reduction in capacity utilization rates at the plants located in the Northeast, where production was impacted by the interruption in power supply in early February that affected the plants in Bahia and Alagoas for nine days and caused damage to industrial facilities that took over 60 days to normalize.

5 Demand was measured by the Company’s internal estimates, Abiquim data (PVC) and the Alice import system.

Imports in the Brazilian market amounted to approximately 317 ktons in 1Q11, influenced by (i) the appreciation in the Brazilian real; (ii) the competitiveness of U.S. PE; and (iii) by the entry of products through VAT tax incentives in some Brazilian ports. In 1Q11, imports were 27% of the domestic market, benefit by Company’s limited availability of product, mainly PE and PVC. In relation to 4Q10, imports declined by 5%.

Following the trend in the international market, the average resin price in Real increased by 7% from 4Q10.

▶  Polyolefins

Polyolefins (PE and PP) sales to the domestic market contracted by 12% from 4Q10, following the 11% drop in Brazilian5 demand for these products in in the period. In the case of PP, despite the seasonally lower demand, Braskem managed to maintain the good performance of PP sales, especially to the automotive and agricultural sectors.

Exports totaled 295 ktons in 1Q11, down 8% from the previous quarter, explained by the lower availability of PE and PP.

Polyolefins production in the first quarter of the year amounted to 977 ktons, down 9% from 4Q10, reflecting the operational problems mentioned above and the scheduled shutdown at the PP plants in the Southeast.

Polyolefins sales to the domestic market decreased by 4% in relation to 1Q10. In the export market, the 16% growth in sales was driven by the higher supply of PP, which had been impacted by the scheduled and unscheduled shutdowns in the previous year.

Performance (tons)	1Q11	4Q10	1Q10	Change%	Change%
POLYOLEFINS	(A)	(B)	(C )	(A)/(B)	(A)/(C )
Sales - Domestic Market
PE's	366,310	424,769	384,464	(14)	(5)
PP	290,071	320,083	296,668	(9)	(2)
Total Domestic Market	656,381	744,852	681,133	(12)	(4)
Sales - International Market
PE's	192,403	217,179	186,982	(11)	3
PP	102,980	104,564	66,808	(2)	54
Total Exports	295,383	321,743	253,789	(8)	16
Total Sales
PE's	558,713	641,949	571,446	(13)	(2)
PP	393,051	424,647	363,476	(7)	8
Total Sales	951,764	1,066,595	934,922	(11)	2
Production
PE's	576,414	639,180	590,379	(10)	(2)
PP	400,940	431,534	388,551	(7)	3
Total Production	977,353	1,070,713	978,930	(9)	(0)

▶  Vinyls

Apparent consumption of PVC fell by 4% from 4Q10 to 259 ktons, according to the Brazilian Chemical Manufacturers’ Association (Abiquim). Braskem’s domestic sales declined by 18% in the period, heavily impacted by the production problems described earlier. Since it is highly electro-intensive, the chlorine-soda chain was the most affected by the temporary power shortage. Caustic soda sales fell by 25%.

With a capacity utilization rate of 74% in the period, total PVC production was 21% lower than in 4Q10. PVC and chlorine-soda plants have resumed operations and utilization rates are already above 80%.

In relation to 1Q10, PVC sales to the domestic market fell by 14%, affected by the lower production volume, which decreased by 24%. Caustic soda sales declined by 11%, also impacted by the lower production volume.

Performance (tons)	1Q11	4Q10	1Q10	Change%	Change%
VINYLS	(A)	(B)	(C )	(A)/(B)	(A)/(C )
Sales - Domestic Market
PVC	106,435	129,945	123,158	(18)	(14)
Caustic Soda	90,331	120,496	100,859	(25)	(10)

Sales - International Market
PVC	144	73	-	-	-
Caustic Soda	-	-	1,003	-	-

Total Sales
PVC	106,579	130,017	123,158	(18)	(13)
Caustic Soda	90,331	120,496	101,863	(25)	(11)
Production
PVC	92,855	117,309	122,614	(21)	(24)
Caustic Soda	63,962	99,225	114,955	(36)	(44)

▶  Basic Petrochemicals

The Company’s total ethylene and propylene sales in 1Q11 reached 208 ktons, virtually in line with the sales of these products in 4Q10. Both periods were affected by scheduled and unscheduled shutdowns at the cracker in the state of Bahia, which limited the supply of products, as explained above. In addition to the shutdown, the power blackout led to operational damages in the Camaçari cracker, whose investments were covered by the plant insurance. On the other hand, the average prices of ethylene and propylene followed  the upward trend in the international market to rise by 17% and 19% in relation to the prior quarter, respectively.

This unscheduled shutdown also affected the production and supply of cracker byproducts, with the same trend observed in aromatics, while BTX sales volume remained stable and butadiene sales volume contracted by 4%. The average prices of aromatics and butadiene, compared to 4Q10, increased by around 20% and 15%, respectively.

As a result of the shutdown, the average utilization rates at the Company’s petrochemical complexes in 1Q11 stood at 80%, with the South and Southeast complexes operating at utilization rates above 90%. Ethylene production was 739 ktons, down 7% from the previous quarter.

In relation to 1Q10, total ethylene and propylene sales fell by 10%, impacted by the 7% drop in production. Due to the same factors mentioned before, BTX and butadiene sales decreased by 19% and 17%, respectively. However, ethylene and propylene prices increased by 28% on average, while aromatics prices increased 23% and butadiene prices around 40%.

Performance (tons)	1Q11	4Q10	1Q10	Change%	Change%
BASIC PETROCHEMICALS	(A)	(B)	(C )	(A)/(B)	(A)/(C )

Sales - Domestic Market
Ethylene	122,464	112,287	127,399	9	(4)
Propylene	52,307	60,361	67,549	(13)	(23)
Cumene	75,027	75,294	69,347	(0)	8
Butadiene	62,239	58,750	73,778	6	(16)
BTX*	146,792	138,968	165,545	6	(11)

Sales - International Market
Ethylene	-	3,774	-	-	-
Propylene	33,084	28,688	37,257	15	(11)
Butadiene	10,058	16,840	13,617	(40)	(26)
BTX*	90,009	99,349	126,878	(9)	(29)

Production
Ethylene	739,176	791,333	791,358	(7)	(7)
Propylene	342,698	353,195	377,468	(3)	(9)
Cumene	71,379	75,098	70,409	(5)	1
Butadiene	72,752	70,868	83,044	3	(12)
BTX*	273,635	292,447	333,208	(6)	(18)

BTX* Benzene, Toluene, Orthoxylene and Paraxylene

▶  International Business Unit

The International Business Unit, represented by Braskem America, recorded PP sales volume of 200 ktons in the quarter, down 5% from 4Q10 and in line with 1Q10. Volatility in raw material supply and non schedule maintenance shutdown adversely affected production in 1Q11, which declined by 7% to 195 ktons. The average capacity utilization rate stood at 83% in the quarter.

Production grew by 9% in relation to the prior quarter, during which the assets were still managed by Sunoco, that suffered operational problems at its refinery.

Performance (tons)	1Q11	4Q10	1Q10	Change%	Change%
INTERNATIONAL BUSINESS	(A)	(B)	(C )	(A)/(B)	(A)/(C )
Sales Volumes
PP	199,518	209,453	200,247	(5)	(0)
Production
PP	194,921	208,986	178,437	(7)	9

The capacity utilization rates of Braskem’s main products are presented below:

* 4Q10: scheduled maintenance shutdown at the cracker in the Camaçari complex. 1Q11: unscheduled shutdown (power blackout in the Northeast region).

▶  Net Revenue

In 1Q11, Braskem posted net revenue of US$4.4 billion, 8% higher than in the previous quarter. Higher resin and basic petrochemicals prices partially offset the lower sales volume, which was affected by the seasonality of the period and the limited supply of products, due to the power blackout, as explained before. In Brazilian real, consolidated net revenue was R$7.4 billion, up 6% from the previous quarter.

In relation to 1Q10, consolidated net revenue in U.S. dollar grew 22%, supported primarily by the higher prices in the period. In Brazilian real, consolidated net revenue grew 12%, negatively impacted by the average local currency appreciation of 7%.

Net revenue from Polyolefins in 1Q11 was US$1.8 billion, down 5% from the previous quarter. In Brazilian real the decrease was 7%, R$3.1 billion. The lower sales volume was partially offset by the higher prices, which followed the trend in international prices, as explained earlier. In relation to 1Q10, net revenue increased by 17% in U.S. dollar and 8% in Brazilian real, reflecting the price increases and higher PP sales volume.

The Vinyls segment was heavily penalized by the power blackout, given that its industrial assets are located in the Northeast region. The higher prices partially offset the limited sales volume, while net revenue in the quarter came to US$238 million, down 15% from 4Q10. In Brazilian real, net revenue decreased by 17%. In relation to 1Q10, despite the lower sales volume, net revenue in U.S. dollar increased 2%; in Brazilian real, it was down 6%, affected by the local-currency appreciation in the period.

Basic Petrochemicals net revenue in 1Q11 was US$3.1 billion, 8% higher than in the previous quarter. In Brazilian real, net revenue was R$5.1 billion, for growth of 6%. This performance reflects (i) the higher sales prices, which were impacted by the higher prices of raw materials and the limited supply of basic petrochemicals in the international market; (ii) the growth of 9% and 6% in domestic sales volume of ethylene and BTX, respectively. In relation to 1Q10, net revenue rose 20% in USD terms and 11% in Real terms.

In 1Q11, Braskem America posted net revenue of US$392 million, 26% higher than in the previous quarter. This performance basically reflects the higher PP prices, due to the increase in propylene prices. In relation to 1Q10, net revenue rose 24% to US$316 million.

Export revenue in the quarter was US$1.3 billion (30% of net revenue), up 25% from 4Q10. This performance is explained by the higher resin and basic petrochemicals prices in the international market, led by propylene and BTX, whose prices increased by more than 20%. Resins’ revenue was 36% of this total. In relation to 1Q10, net revenue from exports in the quarter was 47% higher than the US$918 million (25% of net revenue).

▶  Cost of Goods Sold (COGS)

Braskem's cost of goods sold (COGS) was R$6.4 billion in 1Q11, up 11% from the previous quarter, basically reflecting the higher raw material prices.

In relation to 1Q10, COGS increased 15%, reflecting the increase of 28% in the average price of naphtha ARA (Amsterdam–Rotterdam-Antwerp) between the periods, which was partially offset by the lower sales volume of resins and basic petrochemicals.

The average price of naphtha ARA in the quarter was US$906/ton, up 14% from 4Q10 (US$ 792/ton). The three-month moving average, which is a reference for domestic supply, stood at US$826/ton, for an increase of 18% (US$702/ton in 4Q10). Braskem acquires the bulk of its naphtha from Petrobras, with the remainder imported directly from different regions such as Argentina, Mexico, Venezuela and countries in North Africa.

Regarding the average price of gas, the benchmark Mont Belvieu prices of ethane and propane increased from 4Q10 by 3% and 9% to reach US$66/gal and US$137 cts/gal, respectively, impacted by the upward move in oil prices. The average price of USG propylene was US$1,669/ton, up 26%, affected by the limited supply due to unscheduled shutdowns at crackers and refineries.

▶  Selling, General and Administrative Expenses (SG&A)

In 1Q11, selling, general and administrative (SG&A) expenses came to R$485 million, down R$73 million from 4Q10. In relation to 1Q10, SG&A expenses increased by R$45 million.

In 1Q11, Selling Expenses were R$203 million, down 4% in comparison to 4Q10 and 3% in comparison to 1Q10.

General and Administrative Expenses came to R$283 million in the quarter. In relation to the previous quarter, these expenses were R$65 million lower. In relation to 1Q10, it increased by 22%, mainly explained (i) by Braskem America overhead structuring after the PP assets acquisition, whose expenses were previously recorded at Sunoco Chemicals (these were recurring in our SG&A as of 2Q10); (ii) by the wage increases under the collective bargaining agreement; and (iii) by the payment of recurring audit services, which last year were accounted for in the second quarter.

▶  Net Financial Result

In 1Q11, the net financial result was an expense of R$57 million, versus an expense of R$541 million in 4Q10. This variation is basically explained by the depreciation in the U.S. dollar against the Brazilian real of 2.3% in the period, for a currency translation gain of R$215 million, and by the inexistence of the nonrecurring expenses that impacted the 4Q10 results.

Since Braskem holds net exposure to the U.S. dollar (more dollar-pegged liabilities than dollar-pegged assets), any shift in the path of the exchange rate has an impact on the accounting financial result. On March 31, 2011, this net exposure was composed: (i) in the operations by 66% of suppliers, which was partially offset by 50% of accounts receivable, and (ii) in the capital structure by 79% of net debt. Given its heavily dollarized operational cash flow, the Company considers this exposure adequate. Practically 100% of the its revenue is directly or indirectly pegged to the variation in the USD exchange rate, and most of its costs are also pegged to this currency.

It is important to note that foreign exchange variation has no direct effects on the Company's cash position in the short term. This amount represents foreign exchange accounting impacts, especially those on the

Company’s debt, with any expenditure occurring when the debt matures, which has an average term of 12.4 years.

Excluding the effects of foreign exchange and monetary variation on the balance-sheet accounts with currency exposure, the net financial result in 1Q11 was an expense of R$220 million, down R$363 million from 4Q10, which is basically explained by (i) the inexistence of nonrecurring expenses, which had an impact of R$250 million in 4Q10, mainly related to the expenses with the break funding cost of Quattor’s debts prepayment; (ii) the lower average debt level between the quarters, with an impact of R$36 million on the interest line; and (iii) the reduction of R$55 million in the financial charges embedded in naphtha purchases abroad and the restructuring of the debt profile.

The following table shows the composition of Braskem's net financial result on quarterly and annual bases.

Million of R$	1Q11	4Q10	1Q10

Financial Expenses	(136)	(585)	(813)
Interest Expenses	(207)	(244)	(179)
Monetary Variation (MV)	(72)	(75)	(159)
Foreign Exchange Variation (FX)	225	148	(284)
IOF/Income Tax/Banking Expenses	(4)	(6)	(4)
Net Interest on Fiscal Provisions	(37)	(87)	(82)
Others*	(40)	(323)	(105)
Financial Revenue	78	44	135
Interest	62	64	50
Monetary Variation (MV)	20	10	20
Foreign Exchange Variation (FX)	(10)	(42)	48
Net Interest on Fiscal Credits	3	2	1
Others	3	9	16
Net Financial Result	(57)	(541)	(677)

Million of R$	1Q11	4Q10	1Q10

Net Financial Result	(57)	(541)	(677)
Foreign Exchange Variation (FX)	215	106	(236)
Monetary Variation (MV)	(52)	(65)	(138)
Net Financial Result Excluding FX and MV	(220)	(583)	(303)
* 4Q10 non recurring expenses are located in Others

With the objective of protecting its cash flow and reducing volatility in the financing of its working capital and investment programs, Braskem adopts market and credit risk management procedures in line with its Financial Management Policy and Risk Management Policy. In March 2011, the Company held six derivative transactions for hedging purposes and with maturities, currencies, rates and amounts perfectly adequate for the assets or liabilities protected. In any given scenario, gains or losses in derivative positions will be offset by gains or losses in the protected assets and liabilities.

▶  Real Net Income

Braskem recorded real net income of R$305 million in 1Q11. In relation to 4Q10, it was down R$51 million. In relation to 1Q10, real net income increased by R$282 million, explained by the better financial result in 1Q11.

Dividends

As approved by the Annual Shareholders’ Meeting held on April 29, 2011, the Company distributed R$666 million in dividends for fiscal year 2010, which represents 40% of adjusted net income in the period. The total dividends paid represented approximately R$0.83 per common and class "A" preferred share and around R$0.60 per class "B" preferred shares, in accordance with the Company’s Bylaws, and they were started to be paid on May 10, 2011.

▶  Cash Flow

Braskem’s operating cash flow adjusted by Marketable Securities in 1Q11 was R$569 million, versus the operating cash flow of R$1,039 million in the previous quarter, which represents a reduction of R$470 million. Working capital had a negative impact of R$375 million in the quarter, mainly reflecting (i) the growth of R$257 million in Inventories, due to the higher raw material cost in the quarter; (ii) the negative variation of R$41 million in Other Accounts Payable due the payment of the 2nd installment of the agreement signed with the worker’s union in Bahia and (iii) the negative variation of R$73 million in Tax and Contributions, from the utilization of part of Quattor’s fiscal loss in the period, reducing income tax payments.

R$ Million	1Q11	4Q10	1Q10

Operating Cash Flow Ajusted	569	1,039	1,242

Interest Paid	(173)	(262)	(180)
Income Tax and Social Contribution	(18)	(31)	(5)
Investments	56	229	713

Free Cash Flow Adjusted	434	975	1,770

The line Interest Paid reached a normalized level, following the nonrecurring transactions carried out last year related to managing the debt inherited from the merger of Quattor.

Adjusted Free Cash Flow was positive in R$434 million, down R$541 million in relation to 4Q10, affected by the cash decrease generated from operations, which was partially offset by the lower interest paid in the quarter and the lower expenditure with investment activities.

▶    Capital Structure and Liquidity

On March 31, 2011, Braskem’s gross debt was US$7.697 billion, in line with the level registered on December 31, 2010. Gross debt denominated in USD stood at 64%. Meanwhile, the balance of cash and financial investments increased slightly by 2% to US$1,775 million. The Company maintains its strategy of optimizing cash carrying costs by contracting a stand-by loan of US$350 million that does not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the operation.

As a result, Braskem’s consolidated net debt in U.S. dollar remained virtually unchanged at US$5,923 million. On the other hand, when measured in Brazilian real, Braskem’s net debt declined by 2%, influenced by the USD depreciation of 2% in the period.

The combination of EBITDA stability in the last 12 months (R$4.1 billion) and the reduction in net debt led to a decrease in financial leverage, as measured by the net debt/EBITDA ratio from 2.43x in 4Q10 to 2.37x in 1Q11, in line with Braskem’s objective of keeping its leverage around 2.5x. In USD, leverage stood at 2.52 times, down 2%.

In the end of March, the risk rating agencies Standard & Poor’s and Moody’s gave Braskem investment grade ratings, upgrading its ratings to “BBB-“ and “Baa3”, respectively. This achievement reflects the improvement in its results, the optimization of its debt and its continued commitment to growth and financial health.

On March 31, 2011, the average debt term was 12.4 years, close to the 12.5 years registered at the close of 2010. Net debt pegged to the USD was 79%.

Aligned with Company’s strategy of reducing its debt costs, in early April 2011, Braskem conducted a US$750 million bond issue with a yield of 6.00% p.a., coupon of 5.75% p.a. and maturity in 2021. The proceeds from the issue were allocated to the repurchase of (i) 66% of the medium term notes (MTN) coming due in 2014 with a coupon of 11.75% p.a; (ii) 56% of the bonds coming due in 2015 with a coupon of 9.375% p.a.; and (ii) 52% of the senior notes maturing in 2017 with a coupon of 8% p.a..

In the same period, Braskem, using part of the proceeds from its US$ 450 million perpetual bond issue with a coupon of 7.375% carried out in October 2010, exercised the call of its perpetual bond issue carried out in 2006 in the amount of US$200 million and with a cost of 9.00% p.a.

These operations will keep the downward trend of the Company’s cost of debts, that should be around 5.8% in US dollars and 79.7% of the CDI, in Reais.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the Company’s consolidated amortization schedule as of December 31, 2010.

Only 11% of Braskem’s total debt matures in 2011, and its continued high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 23 months. Considering the stand-by, this coverage is 26 months.

CAPITAL EXPENDITURE:

In line with its commitment to capital discipline and making investments with returns above their cost of capital, Braskem made operational investments of R$282 million (excluding capitalized interest) in 1Q11, 6% lower than the R$304 million invested in 1Q10.

The bulk of the investments was allocated to capacity expansion, especially the project to build the PVC plant in the state of Alagoas, which received investments of R$63 million.

In keeping with its objective of maintaining its plants operating at high levels of operating efficiency and reliability, Braskem also invested R$89 million in scheduled maintenance shutdowns.

SYNERGIES:

Braskem remains focused on improving the operational efficiency of the assets acquired, and various initiatives have been initiated to capture the synergies from the transactions.

A total of R$75 million in synergies were captured in 1Q11. The major gains were on the industrial and logistics fronts and mainly resulted from (i) the better operational efficiency, especially the optimization of the production of products at crackers, such as gasoline and butadiene; (ii) the renegotiation of contracts; and (iii) the reduction of expenses with storage.

In the year, a total of R$377 million is expected to be captured in annual and recurring EBITDA, with this amount rising to R$495 million in 2012. The bulk of these synergies is concentrated in initiatives in the industrial and logistics areas. Initiatives on the industrial front include refining the plan for the production and sale of various cracker streams, such as aromatics and butadiene; improving the production mix at second generation plants, with a reduction in the number of grades per plant; and centralizing the strategy of the asset maintenance plan, including optimizing teams and planning the scheduled shutdowns. On the logistics front, a highlight was the gains in freight operations due to better planning for internal, export, distribution and storage operations. On the supply front, the highlights were the integrated purchase of inputs and the renegotiation of third-party contracts. Braskem will invest R$275 million to support the capture of these synergies, of which around 50% should be disbursed by year-end 2011. In addition to the operational synergies, there are still opportunities on the financial front to capture R$490 million in NPV. These synergies are already being implemented, which had a positive impact of roughly R$150 million in 2010 and mainly involved tax gains and the lower carrying cost of debt.

PROJECT PIPELINE:

Braskem’s medium and long term growth plan and the strategy to diversify its energy matrix focus on investments that boost its competitiveness in feedstock supply, strengthen its presence in the Americas and provide competitive advantages in the biopolymers market.

▶  PVC capacity expansion

A total of R$149 million was invested in 2010 and 2011 in the project to expand PVC capacity by 200 kton/year, which will require total investment of US$470 million and expected NPV of US$450 million, its startup is expected for May 2012. For 2011, a total of R$380 million is expected to be invested, already considering the tax incentives under the Special Incentives Regime for the Development of Oil Infrastructure in the North, Northeast and Midwest Regions (REPENEC) 6 and the Alagoas State Integrated Development Program (PRODESIN) 7. The objective is to meet the growing demand for PVC in Brazil.

To finance the project, in addition to the financing line of up to R$525 million already approved by the BNDES with a total term of 9 years and 88% denominated in Brazilian real with a cost of TJLP+1.46%, Braskem also received approval for a financing line of R$200 million from BNB with repayment in 12 years and interest of 8.5% p.a.

▶  Butadiene Project

6 The following taxes and contributions are suspended under the scope of REPENEC: PIS/PASEP, COFINS and IPI

7 PRODESIN: ICMS tax incentive granted by the Alagoas State Integrated Development Program

Braskem will invest approximately R$300 million to build a new butadiene plant, taking advantage of its crude C4 stream. With construction beginning in 2011, the project, which was approved by the Board of Directors in late March, provides for the installation of a new line with annual capacity of 100 ktons, with R$14 million already disbursed in 1Q11. Additionally, pre-sales contracts have been firmed, receiving around US$127 million of payments in advance. The new plant should increase Braskem’s butadiene supply by approximately 30% to 446 ktons/year as of 2013. Butadiene prices rose by approximately 40% in 1Q11 in relation to the same period last year, reflecting the growing world demand and limited supply.

▶  Mexico Project – Ethylene XXI

The integrated project in Mexico in which Braskem and IDESA are participating jointly with interests of 65% and 35%, respectively, calls for the production of polyethylene resins using ethane as feedstock and is based on an ethane supply agreement with PEMEX-Gás for the supply of 66,000 barrels/day for 20 years, with a price reference at the Mont Belvieu ethane (USG). The fixed investment is estimated at roughly US$2.5 billion, which will be financed under a project-finance model (70% debt/30% equity). The conclusion of works and the startup of units are expected for January 2015.

In November 2010, Braskem announced a strategic partnership with Ineos for the use of its technology at two of the three polyethylene plants, which have combined high density polyethylene (HDPE) production capacity of 750 kton/year. In February 2011, Braskem announced a strategic partnership with Lyondell Basell for the use of Lupotech T technology at the low density polyethylene (LDPE) plant, which has capacity of 300 kton/year. In April 2011, Technip was selected as the technology supplier for the ethylene cracker with annual production capacity of 1 million tons.

In 2010, the Mexican market consumed around 1.8 8 million tons of polyethylene, with imports accounting for 68% of the total supply. Therefore, this project is extremely attractive and of great importance to the development of the local petrochemical industry.

Sumitomo bank is the project's financial advisor and the Company received formal statements from different financial institutions interested in supporting the project, whose value exceeds US$5.0 billion.

The next steps in 2011 for this project include: (i) the progress of the engineering works and development of the environmental impact study; and (ii) the structuring of the project finance, with construction expected to begin in 2012.

▶  Other MoUs in Latin America

Braskem also has similar projects in less advanced phases in Peru, Bolivia and Venezuela. In the case of Peru, Braskem, Petrobras and PetroPeru concluded, in 2010, the analysis phase and the technical design of the petrochemical complex project to be installed in southern Peru, with polyethylene production capacity estimated at approximately 1.0 million tons/year. In 2011, Braskem’s office in the city of Lima should be inaugurated to support the team involved in the project and the commercial team already working in the country.

▶  Green Polypropylene Project

Braskem in its strategy of becoming the global leader in sustainable chemicals has a project to produce Green Polypropylene, which minimum capacity of 30,000 tons per year in green propylene. In 2011, the basic engineering studies will be concluded and it is expected to become operational in the second half of 2013. The project is under approval by the Board of Directors.

▶  Innovation Pipeline - Product Development

PVC Rug

Braskem launched a new PVC application for the production of mats and rugs. This solution, in partnership with one of the largest personalized rug companies in the country, enabled the production of these types of products in Brazil, to compete with the imported version. The PVC rug is an innovative, modern, practival, easy to clean and fast drying product.

8 Source: Plastic Association (Mexico)

New PE resin for frozen packaging

Braskem developed a resin for frozen chicken packaging aiming at improving further its portfolio to clients in this segment. The main goal behind this innovation was to improve the packing and storing using a resin that is easily processed, sealed and is puncture resistant. These characteristics enabled the Company to help the frozen food overcome one of its greatest challenges, given that chicken wings puncture the plastic packaging without the right performance. Seara Alimentos was the first company to use this resin and has already launched this packaging in the international market.

OUTLOOK:

The scenario for 2011 remains positive and the last report released by the IMF maintained the forecast for world GDP growth at 4.4%, with this growth driven by emerging countries, where growth rates should surpass 6%. The report underscores, however, the concerns with the pace of recovery in the U.S. economy and the deterioration of problems involving the sovereign debt of countries in the Euro Zone, which could lead to weaker world demand. The monetary tightening adopted by the Chinese government in an attempt to curb inflation, given the country’s accelerated economic growth, is also a factor warranting attention.

Although the dynamics of the Brazilian economy have not decoupled from the global context, the country remains well positioned due to both its positive growth outlook (GDP growth of 4.5%) and financial solidity.

Braskem believes Brazil's thermoplastic resin market will grow by between 9% and 10% in 2011. In this scenario, Braskem’s strategy remains centered on strengthening its business, which includes: (i) strengthening partnerships with its clients and the sustainability of Brazil’s petrochemical chain; (ii) recovering the Company’s domestic market share, impacted by the power blackout in 1Q11; (iii) pursuing operational efficiency and cost reductions; (iv) fully capturing the synergies from the Quattor operation; and (v) the policy to maintain its financial health.

Braskem has two major scheduled maintenance shutdowns at its crackers slated for 2011: (i) operations at the Rio de Janeiro unit (former Riopol) will be halted for 30 days in July; and (ii) in the end of October, one of the lines of the Triunfo petrochemical complex is scheduled to stop for 40 days. The planning for the year of production, which was adversely affected in 1Q11 by the blackout in the Northeast region, should partially offset the months of these schedule shutdowns.

As for the commodities market, the political conflicts in Arab countries, which hold some of the largest oil reserves in the world, continue to cause volatility in oil prices, driving naphtha prices higher.

In the short term, this hike in raw material prices has negatively impacted resin-naphtha spreads. On the other hand, some factors could mitigate this impact in the second quarter of the year: (i) the scheduled maintenance stoppages in Europe and Asia; (ii) the instability in operations in the Middle East, with problems in gas supply associated with oil production in the region; (iii) the stronger global demand; and (iv) the continued upward trend in the prices of resins and basic petrochemicals.  In the medium and long terms, the outlook for the petrochemical industry scenario remains positive, with growth in demand expected to exceed supply.

In this light, Braskem maintains its commitment to sustainable growth and development, and will continue to act proactively to pursue the best opportunities, seeking to create value for shareholders and increase competitiveness throughout the entire petrochemical and plastics production chain, without losing its focus on financial discipline.

UPCOMING EVENTS:

IR TEAM:

Note:

On March 31, 2011, the Brazilian real/U.S. dollar exchange rate was R$1.6287/US$1.00.

EXHIBITS LIST:

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in the Americas and the third-largest Brazilian industrial company owned by the private sector. The company operates 31 industrial plants across Brazil and 3 in the United States, and has annual production capacity of 15 million tons of chemical and petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as « anticipate », « wish », « expect », « foresee », « intend », « plan », « predict », « project », « aim » and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Income Statement – Pro Forma

(R$ million)

Income Statement	1Q11	4Q10	1Q10	Change (%)	Change (%)
CONSOLIDATED - Pro Forma	(A)	(B)	(C )	(A)/(B)	(A)/(C )
Gross Revenue	9,033	8,636	8,169	5	11
Net Revenue	7,388	6,967	6,568	6	12
Cost of Good Sold	(6,390)	(5,762)	(5,565)	11	15
GrossProfit	998	1,205	1,004	(17)	(1)
Selling Expenses	(203)	(211)	(209)	(4)	(3)
General and Administrative Expenses	(283)	(347)	(231)	(19)	22
Other operating income (expenses)	(12)	(26)	(20)	(52)	-
Non Recurring Expenses Related to Fixed Assets	-	13	4	-	-
EBITDA	919	1,074	910	(14)	1
EBITDA Margin	12.4%	15.4%	13.9%	- 3.0 p.p.	- 1.4 p.p.
Depreciation and Amortization	419	466	371	(10)	13
Cost	381	448	344	(15)	11
Expenses	38	18	27	106	40

EXHIBIT II

Consolidated Income Statement – Real 9

(R$ million)

Income Statement	1Q11	4Q10	1Q10	Change (%)	Change (%)
CONSOLIDATED - Real	(A)	(B)	(C )	(A)/(B)	(A)/(C )
Gross Revenue	9,033	8,636	5,730	5	58
Net Revenue	7,388	6,967	4,716	6	57
Cost of Good Sold	(6,390)	(5,762)	(3,922)	11	63
GrossProfit	998	1,205	794	(17)	26
Selling Expenses	(203)	(211)	(129)	(4)	57
General and Administrative Expenses	(283)	(347)	(177)	(19)	60
Other Net Operating Income (expenses)	(12)	(26)	(15)	(52)	(18)
Investment in Subsidiary and Associated Companies	5	(5)	10	-	(45)
Operating Profit Before Financial Result	506	616	483	(18)	5
Net Financial Result	(57)	(541)	(442)	(89)	(87)
Profit (loss) Before Tax and Social Contribution	449	75	40	500	1,010
Income Tax / Social Contribution	(144)	282	(18)	-	721
Net Profit (loss)	305	356	23	(14)	1,231

9 Quattor in the period from January to March 2010 and Unipar Comercial and Polibutenos in the period from January to April 2010 are not part of the results of Braskem Consolidated, since they were acquired in April and May, respectively.

EXHIBIT III

Reconciliation of Results

(R$ million)

EBITDA Restatement 1Q11	1Q11	1Q10

Basic Petrochemicals	614	603
Polyolefins	315	369
Vinyls	16	66
International Business	62	39
Others / Adjustments	(87)	(3)
Pro Forma EBITDA	919	1,074
Depreciation included in CoGS and SG&A	(419)	(257)
Pro Forma EBITDA Impact Elimination	-	(344)
Business combination	-	-
Investment in subsidiaries and associated companies	5	10
Financial Result	(57)	(442)
Income Tax and Social Contribution	(144)	(18)
Net Income	305	23

EXHIBIT IV

Braskem America Income Statement

(R$ million)

Income Statement	1Q11	4Q10	1Q10	Change (%)	Change (%)
BRASKEM AMERICA	(A)	(B)	(C )	(A)/(B)	(A)/(C )
Gross Revenue	654	529	569	24	15
Net Revenue	651	529	569	23	14
Cost of Good Sold	(584)	(484)	(503)	21	16
GrossProfit	67	45	65	48	2
Selling Expenses	(7)	(3)	(3)	121	165
General and Administrative Expenses	(21)	(23)	(11)	(8)	85
Depreciation and Amortization	-	(1)	(1)	(100)	(100)
Other operating income (expenses)	(3)	0	-	-	-
EBITDA	59	39	66	53	(11)
EBITDA Margin	9.0%	7.3%	11.6%	1.8 p.p.	- 2.6 p.p.
Depreciation and Amortization	23	21	16	9	40
Cost	23	19	15	17	54
Expense	-	1	1	(100)	(100)

EXHIBIT V

Consolidated Balance Sheet

 (R$ million)

ASSETS	03/31/2011	12/31/2010	Change (%)
	(A)	(B)	(A)/(B)

Current	9,416	8,780	7
Cash and Cash Equivalents	2,389	2,624	(9)
Marketable Securities	480	236	103
Accounts Receivable	1,878	1,895	(1)
Inventories	3,272	3,016	9
Recoverable Taxes	997	699	43
Prepaid Expenses	39	42	(7)
Others	361	269	34
Non Current	25,245	25,697	(2)
Marketable Securities	21	29	(25)
Compulsory Deposits and Escrow Accounts	219	250	(12)
Deferred Income Tax and Social Contribution	1,122	1,137	(1)
Recoverable Taxes	1,173	1,444	(19)
Related Companies	55	54	2
Others	138	170	(19)
Investments	174	168	3
Fixed Assets	19,293	19,366	(0)
Intangible	3,049	3,079	(1)
Total Assets	34,661	34,477	1

LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2011	12/31/2010	Change (%)
	(A)	(B)	(A)/(B)

Current	8,338	8,462	(1)
Suppliers	5,215	5,201	0
Financing	1,630	1,724	(5)
Hedge Accounting Opperations	49	50	(3)
Salary and Payroll Charges	407	360	13
Dividends and Interest on Equity	421	420	0
Tax Payable	397	390	2
Advances from Customers	47	50	(7)
Others	173	266	(35)
Non Current	15,579	15,607	0
Financing	10,907	11,004	(1)
Hedge Accounting Opperations	30	34	(12)
Deferred Income Tax and Social Contribution	2,268	2,201	3
Taxes Payable	1,580	1,584	(0)
Others	794	784	1
Shareholders' Equity	10,729	10,390	3
Capital	8,043	8,043	-
Capital Reserves	846	846	-
Profit Reserves	1,339	1,339	-
Treasury Shares	(60)	(59)	2
Other Comprehensive Income	246	221	11
Retained Earnings (losses)	315	-	-
Company's Shareholders	10,729	10,390	3
Non Controlling Interest	15	18	(16)
Total Liabilities and Shareholders' Equity	34,661	34,477	1

EXHIBIT VI

Braskem America Balance Sheet

 (R$ million)

ASSETS	03/31/2011	12/31/2010	Change (%)
	(A)	(B)	(A)/(B)
Current	577	470	23
Cash and Cash Equivalents	5	31	(85)
Accounts Receivable	314	216	45
Inventories	250	215	16
Others	9	7	20
Non Current	807	835	(3)
Others	11	8	37
Fixed Assets	560	577	(3)
Intangible	236	250	(6)
Total Assets	1,384	1,304	6

LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2011	12/31/2010	Change (%)
	(A)	(B)	(A)/(B)
Current	278	251	11
Suppliers	192	148	30
Financing	2	17	-
Salary and Payroll Charges	21	19	11
Tax Payable	21	5	353
Others	42	64	(34)
Non Current	641	315	104
Financing	342	0	-
Deferred Income Tax and Social Contribution	282	298	(5)
Others	17	17	(2)
Shareholders' Equity	465	738	(37)
Capital	338	623	(46)
Other Comprehensive Income	(46)	(45)	1
Retained Earnings (losses)	174	161	8
Company's Shareholders Equity	465	738	(37)
Total Liabilities and Shareholders' Equity	1,384	1,304	6

EXHIBIT VII

Cash Flow

(R$ million)

Cash Flow CONSOLIDATED	1Q11	4Q10	1Q10

Profit (loss) Before Income Tax and Social Contribution	449	75	(125)
Adjust for Net Income Restatement
Depreciation and Amortization	419	466	371
Equity Result	(5)	4	(9)
Interest, Monetary and Exchange Variation, Net	68	291	584
Others	14	14	155
Cash Generation before Working Capital	944	850	976
Operating Working Capital Variation
Market Securities	(225)	(86)	(207)
Account Receivable	22	289	(56)
Recoverable Taxes	(9)	380	(11)
Inventories	(257)	(158)	(141)
Advanced Expenses	3	13	13
Dividends	-	(4)	2
Other Account Receivables	(34)	(52)	(157)
Suppliers	14	(47)	841
Advances from Customers	(3)	(34)	25
Taxes Payable	(73)	(238)	(301)
Fiscal Incentives	2	0	4
Other Account Payables	(41)	18	47
Other Provisions	2	21	-
Operating Cash Flow	344	952	1,035
Interest Paid	(173)	(262)	(180)
Income Tax and Social Contribution	(18)	(31)	(5)
Net Cash provided by operating activities	153	659	851
Resource received from permanent assets sales	0	1	1
Additions to Investment	-	1	(5)
Additions to Fixed Assets	(313)	(782)	(316)
Additions to Intangible Assets	(1)	13	(9)
Financial Assets Held to Maturity	(9)	250	(15)
Others	-	-	-
Cash used in Investing Activities	(322)	(516)	(345)
New Loans	873	1,499	1,026
Amortization and Paid Interests	(939)	(2,109)	(1,721)
Repurchase of Shares	(1)	(0)	-
Dividends	(0)	2	(3)
Increase Capital	-	(4)	(0)
Cash used in Financing Activities	(68)	(612)	(699)
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	1	(3)	-
Increase (decrease) in Cash and Cash Equivalents	(235)	(472)	(193)
Represented by
Cash and Cash Equivalents at The Beginning of The Year	2,624	3,096	3,294
Cash and Cash Equivalents at The End of The Year	2,389	2,624	3,101
Increase (Decrease) in Cash and Cash Equivalents	(235)	(472)	(193)

EXHIBIT VIII

Production Volume and Utilization Rates

PRODUCTION CONSOLIDATED
tons	1Q10	2Q10	3Q10	4Q10	1Q11

Polyolefins
PE's	590,379	630,398	676,819	639,180	576,414
PP	388,551	359,623	417,914	431,534	400,940

Vinyls
PVC	122,614	110,466	125,170	117,309	92,855
Caustic Soda	114,955	124,611	121,981	99,225	63,962
EDC	26,889	20,930	28,077	19,232	1,326
Chlorine	14,610	13,665	11,840	12,225	10,607

International Business
PP	178,437	218,834	233,765	208,986	194,921

Basic Petrochemicals
Ethylene	791,358	832,218	861,717	791,333	739,176
Propylene	377,468	389,790	399,689	353,195	342,698
Benzene	232,408	234,155	234,066	208,150	204,124
Butadiene	83,044	83,524	84,272	70,868	72,752
Toluene	31,608	37,283	43,638	36,673	22,011
Fuel (m3)	258,000	273,495	290,182	267,111	169,897
Paraxylene	45,647	41,838	44,684	28,994	31,326
Orthoxylene	23,545	24,937	24,290	18,630	16,174
Isopropene	4,993	4,854	4,927	2,748	2,474
Butene 1	19,141	21,983	20,801	19,418	20,690
ETBE	77,031	82,723	81,627	69,558	72,052
Mixed Xylene	18,243	23,205	23,511	23,742	22,279
Cumene	70,409	70,896	69,881	75,098	71,379
Isobutene	5,155	7,316	5,201	6,841	5,659
GLP	7,721	6,665	11,689	8,495	9,988
Fuel Oil	7,408	7,504	7,841	6,143	-
Aromatic Residue	14,557	15,319	16,874	22,105	37,529
Petrochemical Resins	3,559	3,226	3,421	3,446	3,688

Utilization Rate (%)	1Q11	4Q10	1Q10	Change	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Ethylene	80%	81%	86%	- 1.8 p.p.	- 6.0 p.p.
PE´s	77%	84%	79%	- 6.5 p.p.	- 1.9 p.p.
PP	83%	89%	80%	- 5.8 p.p.	2.6 p.p.
PVC	74%	91%	97%	- 17.4 p.p.	- 23.3 p.p.

EXHIBIT IX

Consolidated Sales Volume

Domestic Market

PRODUCTION CONSOLIDATED
tons	1Q10	2Q10	3Q10	4Q10	1Q11

Polyolefins
PE's	590,379	630,398	676,819	639,180	576,414
PP	388,551	359,623	417,914	431,534	400,940

Vinyls
PVC	122,614	110,466	125,170	117,309	92,855
Caustic Soda	114,955	124,611	121,981	99,225	63,962
EDC	26,889	20,930	28,077	19,232	1,326
Chlorine	14,610	13,665	11,840	12,225	10,607

International Business
PP	178,437	218,834	233,765	208,986	194,921

Basic Petrochemicals
Ethylene	791,358	832,218	861,717	791,333	739,176
Propylene	377,468	389,790	399,689	353,195	342,698
Benzene	232,408	234,155	234,066	208,150	204,124
Butadiene	83,044	83,524	84,272	70,868	72,752
Toluene	31,608	37,283	43,638	36,673	22,011
Fuel (m3)	258,000	273,495	290,182	267,111	169,897
Paraxylene	45,647	41,838	44,684	28,994	31,326
Orthoxylene	23,545	24,937	24,290	18,630	16,174
Isopropene	4,993	4,854	4,927	2,748	2,474
Butene 1	19,141	21,983	20,801	19,418	20,690
ETBE	77,031	82,723	81,627	69,558	72,052
Mixed Xylene	18,243	23,205	23,511	23,742	22,279
Cumene	70,409	70,896	69,881	75,098	71,379
Isobutene	5,155	7,316	5,201	6,841	5,659
GLP	7,721	6,665	11,689	8,495	9,988
Fuel Oil	7,408	7,504	7,841	6,143	-
Aromatic Residue	14,557	15,319	16,874	22,105	37,529
Petrochemical Resins	3,559	3,226	3,421	3,446	3,688

EXHIBIT X

Consolidated Sales Volume

Export Market and North America

Export Market Sales Volume
CONSOLIDATED
tons	1Q10	2Q10	3Q10	4Q10	1Q11

Polymers Unit
PE's	186,982	177,232	241,935	217,179	192,403
PP	66,808	58,835	100,523	104,564	102,980
Vinyls
PVC	-	73	48	73	144
Caustic Soda	1,003	4,898	-	-	-
EDC	26,026	24,302	25,908	12,986	10,800

International Business
PP	200,247	202,441	227,954	209,453	199,518

Basic Petrochemicals Unit
Ethylene	-	-	6,079	3,774	-
Propylene	37,257	53,256	41,197	28,688	33,084
Benzene	75,566	75,193	81,850	61,288	44,653
Butadiene	13,617	23,742	23,692	16,840	10,058
Toluene	3,324	9,649	30,801	6,779	14,960
Fuel (M3)	9,246	28,992	17,424	987	-
Paraxylene	47,988	47,238	45,905	31,282	30,396
Isopropene	2,359	1,681	1,600	48	807
Butene 1	6,732	14,413	7,345	6,119	5,025
ETBE	62,749	80,302	81,709	70,073	81,097
Mixed Xylene	318	4,067	3,370	4,906	1,341
Isobutene	-	-	-	3,001	2,823
Petrochemical Resins	1,998	1,639	987	787	1,244

 EXHIBIT XI

Consolidated Net Revenue

Domestic Market

DOMESTIC MARKET Net Revenue
CONSOLIDATED
Million of R$	1Q10	2Q10	3Q10	4Q10	1Q11

Polyolefins	2,394	2,558	2,789	2,767	2,572

Vynyls	72	85	103	133	102

Basic Petrochemicals
Ethylene/Propylene	407	462	398	367	422
Butadiene	201	189	227	192	229
Cumene	137	162	143	140	161
BTX	294	287	227	231	281
Resale*	52	73	189	69	-
Quantiq**	115	152	261	262	174
Total	4,345	4,481	4,568	4,600	4,489
*Naphtha, condensate and crude oil		**Considers Varient sales until 1Q10

Export Market and North America

EXPORT MARKET Net Revenue
CONSOLIDATED
Million of R$	1Q10	2Q10	3Q10	4Q10	1Q11

Polyolefins	622	625	779	814	810

Vynyls	21	23	19	10	8

International Business	569	575	594	529	653

Basic Petrochemicals
Ethylene/Propylene	88	116	90	70	86
Butadiene	34	81	78	55	37
BTX	228	220	221	185	209

Resale*	207	262	504	599	908
Total	2,223	2,264	2,760	2,367	2,899
*Naphtha, condensate and crude oil		**Considers Varient sales until 1Q10

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.